Exhibit 99.1

Separate Financial Statements

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2019 and 2018

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Assets
Due from banks at amortized cost	4, 6, 34	~~W~~	167	48,596
Financial assets at fair value through profit or loss	4, 7		443,377	1,927,150
Derivative assets	4, 8, 32		24,352	-
Loans at amortized cost	4, 9, 34		2,219,698	1,644,666
Property and equipment	10, 34		5,488	2,484
Intangible assets	11		5,618	5,499
Investments in subsidiaries	13		28,980,275	25,775,432
Deferred tax assets	30		1,460	2,633
Other assets	4, 14, 34		580,887	707,772
Total assets		~~W~~	32,261,322	30,114,232

Liabilities
Derivative liabilities	4, 8, 32	~~W~~	17,687	-
Borrowings	4, 15		-	125,000
Debt securities issued	4, 16		9,147,640	7,812,358
Liabilities for defined benefit obligations	17		4,851	3,402
Other liabilities	4, 18		625,718	523,404
Total liabilities			9,795,896	8,464,164

Equity	19
Capital stock			2,732,463	2,645,053
Hybrid bonds			1,731,235	1,531,759
Capital surplus			10,155,223	9,494,842
Capital adjustments			(600,000)	(155,923)
Accumulated other comprehensive loss			(7,420)	(5,449)
Retained earnings			8,453,925	8,139,786
Total equity			22,465,426	21,650,068
Total liabilities and equity		~~W~~	32,261,322	30,114,232

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share data)	Note		2019	2018

Interest income
Financial assets at amortized cost	29, 34	~~W~~	40,569	32,096
			40,569	32,096
Interest expense	34		(206,815)	(187,882)
Net interest expense	21		(166,246)	(155,786)

Fees and commission income	29, 34		49,764	49,763
Fees and commission expense			(922)	(354)
Net fees and commission income	22		48,842	49,409

Dividend income	23, 29, 34		1,320,944	1,407,674
Net gain on financial assets at fair value through profit or loss	25, 29		19,917	23,439
Net foreign currency transaction gain (loss)			12,124	(4,108)
Reversal of (provision for) credit loss allowance	24, 29, 34		91	(1,454)
General and administrative expenses	26, 34		(105,842)	(82,742)
Other operating income	9, 29		2,333	-

Operating income			1,132,163	1,236,432

Non-operating expense	28		(1,068)	(78)

Profit before income taxes			1,131,095	1,236,354

Income tax expense	30		1,922	1,471
Profit for the year			1,129,173	1,234,883

Other comprehensive income (loss) for the year, net of income tax
Items that will never be reclassified to profit or loss : Re-measurements of the defined benefit liability	17		(1,971)	(839)

Total comprehensive income for the year		~~W~~	1,127,202	1,234,044

Basic and diluted earnings per share in won	31	~~W~~	2,236	2,522

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,633,988	20,192,055
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,234,883	1,234,883
Other comprehensive income		-	-	-	-	(839)	-	(839)
		-	-	-	-	(839)	1,234,883	1,234,044
Transactions with owners:
Dividends		-	-	-	-	-	(687,589)	(687,589)
Dividend to hybrid bonds		-	-	-	-	-	(40,357)	(40,357)
Issuance of hybrid bonds		-	1,107,838	-	-	-	-	1,107,838
Acquisition of treasury stock		-	-	-	(155,923)	-	-	(155,923)
Change in capital adjustments		-	-	-	1,139	-	(1,139)	-
		-	1,107,838	-	(154,784)	-	(729,085)	223,969
Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,494,842	(155,923)	(5,449)	8,139,786	21,650,068

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,494,842	(155,923)	(5,449)	8,139,786	21,650,068
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,129,173	1,129,173
Other comprehensive income		-	-	-	-	(1,971)	-	(1,971)
		-	-	-	-	(1,971)	1,129,173	1,127,202
Transactions with owners:
Dividends		-	-	-	-	-	(753,041)	(753,041)
Issuance of convertible preferred shares		87,410	-	660,381	-	-	-	747,791
Dividend to hybrid bonds		-	-	-	-	-	(61,993)	(61,993)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476
Acquisition of treasury stock		-	-	-	(444,077)	-	-	(444,077)
		87,410	199,476	660,381	(444,077)	-	(815,034)	(311,844)
Balance at December 31, 2019	~~W~~	2,732,463	1,731,235	10,155,223	(600,000)	(7,420)	8,453,925	22,465,426

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from operating activities
Profit before income taxes		~~W~~	1,131,095	1,236,354
Adjustments for:
Interest income	21		(40,569)	(32,096)
Interest expense	21		206,815	187,882
Dividend income	23		(1,320,944)	(1,407,674)
Net gain on financial assets at fair value through profit or loss	25		(2,020)	(7,452)
Provision for (reversal of) credit loss allowance	9, 24		(91)	1,454
Employee costs			6,707	2,881
Depreciation and amortization	26		2,758	683
Net foreign currency translation loss (gain)			(14,380)	2,970
Other operating income, net			(2,333)	-
Non-operating loss (income), net			35	(27)
			(1,164,022)	(1,251,379)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss			1,483,379	(1,666,279)
Other assets			55	(2,440)
Liabilities for defined benefit obligations			(3,418)	(2,258)
Other liabilities			(4,314)	(212)
			1,475,702	(1,671,189)

Interest received			38,608	30,019
Interest paid			(193,373)	(183,945)
Dividend received			1,320,944	1,407,674
Income tax paid			(194)	-
Net cash provided by (used in) operating activities			2,608,760	(432,466)

Cash flows from investing activities
Lending of loans at amortized cost			(1,148,605)	(547,630)
Collection of loans at amortized cost			572,669	135,000
Acquisition of property and equipment			(1,062)	(1,341)
Acquisition of intangible assets			(1,412)	(50)
Disposal of intangible assets			1,200	-
Increase in other assets			(345)	(229,896)
Decrease in other assets			959	6
Acquisition of investment in subsidiary			(2,977,196)	(42,273)
Net cash used in investing activities		~~W~~	(3,553,792)	(686,184)

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from financing activities
Proceeds from issuance of convertible preferred shares		~~W~~	747,791	-
Issuance of hybrid bonds			199,476	1,107,838
Issuance of debt securities			3,201,400	2,400,000
Repayments of debt securities issued			(1,844,000)	(1,590,000)
Debt securities issuance costs paid			(6,636)	(3,862)
Increase in borrowings			200,000	125,000
Decrease in borrowings			(325,000)	(5,000)
Dividends paid			(830,772)	(714,705)
Acquisition of treasury stock			(444,077)	(151,993)
Redemption of lease liabilities			(1,614)	-
Net cash provided by financing activities			896,568	1,167,278

Net increase (decrease) in cash and cash equivalents			(48,464)	48,628

Cash and cash equivalents at beginning of year	33		48,628	-

Cash and cash equivalents at end of year	33	~~W~~	164	48,628

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

1. Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001.  The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depositary shares were listed on the New York Stock Exchange on September 16, 2003.

2. Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost less impairment, if any.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.

•	Financial instruments at fair value through profit or loss are measured at fair value
•	Liabilities for cash-settled share-based payment arrangements are measured at fair value
•	Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2018 except for the main sources of critical judgments and estimated uncertainties related to the adoption of K-IFRS 1116 ‘Leases’ described in Note 3.

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SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2. Basis of preparation (continued)

(e) Change in accounting policy

Except for the following new standard, which has been applied from January 1, 2019, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018. The comparative separate financial statements as of and for the year ended December 31, 2018 have not been retrospectively restated according to the transition rules of K-IFRS No.1116.

i) K-IFRS No. 1116 ‘Leases’

- Accounting treatment for the lessee

The Company holds, through lease arrangements, various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the leased asset cannot be provided as collateral for borrowings.

At the commencement date of the lease, the Company recognizes a right-of-use asset and a lease liability.  The payment of each lease is allocated to the repayment of the liability and finance costs.  The Company recognizes in profit or loss the amount calculated to yield a fixed time rate of interest on the lease liability balance for each period as finance costs. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

A lease liability is measured at present value of the lease payments that are not paid at the commencement date of the lease agreement, and the lease payments which are included in the measurement of the lease liability consist of as follows:

- Fixed lease payments (including actual fixed lease payments, less the lease incentive to receive)

- Variable lease payments depending on an index or a rate

- Amount expected to be payable by the lessee under a residual value guarantees

- Exercise price of a purchase option if the lessee is reasonably certain to exercise that option

- Extended Lease payments in an optional renewal period if the lessee is reasonably certain to that they will exercise the extension option

- Payments of penalties for early terminating the lease unless the lessee is reasonably certain not terminate early

If the interest rate implicit in the lease is readily determinable, the lease payments shall be discounted using that rate, and if that rate is not readily determinable, the lessee shall use the lessee’s incremental borrowing rate.

A right-of-use asset is initially measured at cost comprising the followings:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date, less any lease incentives received

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Lease payments related to short-term leases or leases for which the underlying asset is of low value are recognized as expenses on a straight-line basis over the lease term.

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SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2. Basis of preparation (continued)

(e) Change in accounting policy (continued)

Renewal and termination options are included in a number of real estate lease contracts of the Company. In determining the lease term, management considers all relevant facts and circumstances that give rise to an economic incentive not to exercise the renewal option or the termination option. The period over which the renewal option is eligible (or the period over which it could be terminated) is included in the lease term only if it is reasonably certain that the lessee exercises the extension option (or not exercised). The Company reassesses whether the Company is reasonably certain to exercise (or not exercise) the renewal option upon significant events or changes in circumstances that have affected the lessee's ability to determine the lease term.

I On December 16, 2019, the IFRS Interpretations Committee issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16 ‘Leases’, shall be determined considering broader economics of the contract, and not only contractual termination payments.  The Company is analyzing the impact from the agenda decision on the separate financial statements and expects to reflect the effects on the separate financial statements, if any, after the analysis is completed in 2020.  Any change as a result will be accounted for as an accounting policy change in the 2020 separate financial statements.

(f) Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 5, 2020, which will be submitted for approval to shareholder’s meeting on March 26, 2020.

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SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements, except the changes in accounting policies described in Note 2.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027 Separate Financial Statements.  The Company’s investments in subsidiaries are recorded at cost less impairment, if any, in accordance with K-IFRS No.1027.  The Company applied K-IFRS No.1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition.  Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments.  Generally equity investments are excluded from cash and cash equivalents.

(c) Non-derivative financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Company may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Company subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Company recognizes dividends in profit or loss when the Company’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

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SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(c) Non-derivative financial assets (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Company’s business model changes.

① Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

② Financial asset at FVOCI

Financial assets held under a business model that achieves the objective through both receipt of contractual cash flows and sale of financial assets and whose contractual cash flows consist of only principal payments are measured at other comprehensive income at fair value. Other comprehensive income, except for impairment losses (reversals) and interest income and foreign exchange gains and losses, are recognized in other comprehensive income (loss) on the financial assets at fair value through profit or loss. When the Company derecognizes a financial asset, it reclassifies other recognized cumulative gain or loss through equity to profit or loss. Interest income on financial assets recognized under the effective interest method is included in interest income. Foreign exchange gains and losses are recognized in 'foreign exchange gains and losses' and impairment losses are presented as 'provision for credit losses'.

③ Financial asset at FVTPL

Measurement of amortization cost and other comprehensive income at fair value measurement that aren’t recognized as debt instruments are measured at fair value through profit or loss - fair value. Gains or losses that do not have a hedging relationship, fair value measurement of gains or losses on debt instruments are recognized in profit or loss and are presented in the statement of comprehensive income in the period in which they arise.

iv) Embedded derivatives

Financial assets, including embedded derivatives, are classified based on the overall contract and do not recognize embedded derivatives separately. When determining whether a contractual cash flow consists solely of principal and interest, the entire contract is considered.

v) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

6

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(c) Non-derivative financial assets (continued)

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.  If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③ Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

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SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(e) Impairment: Financial assets and contract assets

The Company recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-month ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Company, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

i) Reflection of forward-looking information

The Company determines future credit risk and reflects estimated future credit risk to the forward-looking information.

Assuming that the expected credit loss measure has a certain correlation with economic fluctuations, we calculate the expected credit loss by modeling between macroeconomic variables and measurement factors and reflecting forward-looking information to the measurement factors.

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets.

For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for doubtful accounts and are amortized as if the financial assets were not recoverable. The allowance of bad debts is increased when the loan receivables are subsequently recovered and the changes in the credit loss allowance are recognized in profit or loss.

iii) Measurement of expected credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for loan losses are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the credit loss allowance is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

6

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(f) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses.  The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced cost is derecognized.  The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(g) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  Changes are accounted for as changes in accounting estimates.

6

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(h) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

(i) Non-derivative financial liabilities

The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

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SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(j) Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its foreign operations at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on retranslation are recognized in profit or loss.

(k) Capital stock

i) Capital stock

Capital stock is classified as equity.  Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument.  Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

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SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(l) Employee benefits

i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted.  The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations.  The calculation is performed using the projected unit credit method.  Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.  The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs, the change in the present value of the defined benefits obligation resulting from a plan amendment or curtailment, are recognized as an expense immediately.  The Company also recognizes a gain or loss on the settlement of a defined benefit plan when the settlement occurs.

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SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(m) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(n) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

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SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(o) Recognition of financial income and expense

The Company recognizes revenue by applying the following five-step revenue recognition model.

① Identifying the contract → ② Identifying the obligation to perform → ③ Estimating the transaction price → ④ Assigning the transaction price to the obligation to perform → ⑤ Recognizing the revenue

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Company uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

.

ii) Fees and commissions

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividend income

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

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SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(p) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.  The amount of current tax payable or receivable is the best estimate of tax amount expected to be paid or received that reflects uncertainty related to income taxes.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(q) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(r) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company to adopt for annual periods beginning after January 1, 2019, and the Company has not early adopted them.

i) K-IFRS No. 1001 ‘Presentation of Financial Statements’ and K-IFRS No. 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ amended

The definition of materiality has been clarified, and the feature of information users is taken into account when determining the information to be disclosed and the effects of immaterial information as well as omission or misstatement of material information when determining materiality. This amendment is effective for annual periods beginning on or after January 1, 2020. The Company expects that the amendment will not have a material impact on its financial statements.

ii) K-IFRS No. 1103 ‘Business Combination’

The amended definition of business requires that the inputs that have the ability to create outputs and substantial process to be included in the assessment of acquired businesses and the collection of assembled assets, excluding economic benefits from cost reduction. In addition, if the fair value of most of the total assets acquired is concentrated in a single identifiable asset or a set of assets, an optional concentration test has been added that determines that the acquired activities and sets of assets are not a business but assets or a set of assets. This amendment is effective for annual periods beginning on or after January 1, 2020. The Company expects that the amendment will not have a material impact on its financial statements.

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